UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rockwood Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

774415103

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 774415103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,404,211

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,404,211

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,404,211

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Millennium L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,404,211

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,404,211

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,404,211

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Millennium GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,404,211

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,404,211

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,404,211

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.2%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR 1996 FUND L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,138,916

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 19,138,916

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,138,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates 1996 L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,138,916

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 19,138,916

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,138,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR 1996 GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,138,916

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 19,138,916

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,138,916

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 25.9%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 164,282

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 164,282

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,282

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates (Strata) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 164,282

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 164,282

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,282

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 164,282

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 164,282

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,282

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Strata L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 164,282

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 164,282

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,282

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Partners III, L.P. (Series F)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 398,727

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 398,727

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR III GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 398,727

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 398,727

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,727

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR European Fund, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,337,689

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,337,689

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,337,689

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Associates Europe, Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,337,689

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,337,689

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,337,689

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KKR Europe Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,337,689

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 13,337,689

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,337,689

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.0%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	Name of Issuer Rockwood Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 100 Overlook Center, Princeton, NJ 08540

Item 2.
(a)

Name of Person Filing
KKR Millennium Fund L.P.
KKR Associates Millenium L.P.
KKR Millenium GP LLC
KKR 1996 Fund L.P.
KKR Associates 1996 L.P.
KKR 1996 GP LLC
KKR Partners II, L.P.
KKR Associates (Strata) L.P.
Strata L.L.C.
KKR Associates, L.P.
KKR Partners III, L.P. (Series F)

KKR III GP LLC
KKR European Fund, Limited Partnership
KKR Associates Europe, Limited Partnership
KKR Europe Limited

(b)	Address of Principal Business Office or, if none, Residence The principal business office for all persons filing is: 9 West 57 Street Suite 4200 New York, New York 10019
(c)

Citizenship
Delaware:

KKR Millennium Fund L.P.

KKR Associates Millenium L.P.

KKR Millenium GP LLC

KKR 1996 Fund L.P.

KKR Associates 1996 L.P.

KKR 1996 GP LLC

KKR Partners II, L.P.

KKR Associates (Strata) L.P.

Strata L.L.C.

KKR Associates, L.P.

KKR Partners III, L.P. (Series F)

KKR III GP LLC

Alberta, Canada:

KKR European Fund, Limited Partnership

KKR Associates Europe, Limited Partnership

Cayman Islands

KKR Europe Limited

(d)	Title of Class of Securities Common Stock, par value $0.01
(e)	CUSIP Number 774415103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

5,404,211 shares are beneficially owned by KKR Millennium Fund L.P., for which KKR Associates Millennium L.P. is the general partner, and for which KKR Millennium GP LLC is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares; 958,315 of the 5,404,211 shares of common stock shown as beneficially owned by KKR Millennium Fund L.P. reflect shares of common stock issuable upon exercise of warrants held by KKR Millennium Fund L.P.

19,138,916 shares are beneficially owned by KKR 1996 Fund L.P., for which KKR Associates 1996 L.P. is the general partner, and for which KKR 1996 GP LLC is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares.

164,282 shares are beneficially owned by KKR Partners II, L.P., for which KKR Associates (Strata) L.P. is the general partner, and for which Strata L.L.C. is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares.

398,727 shares are beneficially owned by KKR Partners III, L.P. (Series F), for which KKR III GP LLC is the general partner and exercises sole voting and investment power with respect to such shares.

13,337,689 shares are beneficially owned by KKR European Fund, Limited Partnership, for which KKR Associates Europe, Limited Partnership is the general partner, and for which KKR Europe Limited is the general partner of that limited partnership and exercises sole voting and investment power with respect to such shares.

As members of KKR Millennium GP LLC, KKR 1996 GP LLC and KKR III GP LLC, Messrs. Henry R. Kravis, George R. Roberts, Paul E. Raether, Michael W. Michelson, James H. Greene, Perry Golkin, Johannes Huth, Alexander Navab and Todd A. Fisher may also be deemed to be beneficial owners of the securities held by KKR Millennium Fund L.P., KKR 1996 Fund L.P. , and KKR Partners III, L.P. (Series F), respectively; as members of Strata L.L.C. and general partners of KKR Associates, L.P., Messrs Kravis, Roberts, Raether, Michelson, Greene and Golkin also may be deemed to be beneficial owners of the securities held by KKR Partners II, L.P.;  as members of KKR Millennium GP LLC and KKR III GP LLC, Messrs. Marc S. Lipschultz, Jacques Garaialde, Reinhard Gorenflos, Scott C. Nuttall and Michael M. Calbert may also be deemed to be beneficial owners of the securities held by KKR Millennium Fund L.P. and KKR Partners III, L.P., respectively; and as directors of KKR Europe Limited, Messrs. Kravis, Roberts, Raether, Michelson, Greene, Golkin,  Huth, Navab, Fisher, Lipschultz and Garaialde also may be deemed to be beneficial owners of the securities held by KKR European Fund, Limited Partnership.  Each Reporting Person other than the record holders disclaims beneficial ownership of the securities that may be deemed to be beneficially owned by such Reporting Person, except to the extent of such Reporting Person’s own pecuniary interest therein.

An amendment to the Stockholders Agreement, dated as of July 29, 2004 (the “Agreement”) by and among Rockwood Holdings, Inc. (the “Company”), KKR 1996 Fund, L.P., KKR Partners II, L.P., KKR Millennium Fund, L.P., KKR Partners III, L.P., KKR European Fund, Limited Partnership (collectively, the “KKR Entities”) and DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ Offshore Partners III, C.V., DLJ MB Partners IIIGmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the “Other Persons”) and waiver (the “Amendment”) was entered into on January 27, 2006.  The Amendment memorializes, among other things, an acknowledgment by the KKR Entities and the Other Persons that they will not act as a “group” with respect to the securities of the Company within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Amendment was filed as an exhibit to the Company’s Current Report on Form 8-K filed on February 2, 2006.

(b) Percent of class: See Item 11 of each cover page, which is based upon Item 5 of each cover page. See Item 4(a)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR MILLENNIUM FUND L.P

By:	KKR Associates Millennium L.P., its general partner

By:	KKR Millennium GP LLC, its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR ASSOCIATES MILLENNIUM L.P.

By:	KKR Millennium GP LLC, its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR MILLENNIUM GP LLC

By:	*
	Name:	Henry Kravis
	Title:	Member

KKR 1996 FUND L.P.

By:	KKR Associates 1996 L.P., its general partner

By:	KKR 1996 GP LLC, its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR ASSOCIATES 1996 L.P

By:	KKR 1996 GP LLC, its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR 1996 GP LLC

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR PARTNERS II, L.P.

By:	KKR Associates (Strata) L.P., its general partner

By:	Strata L.L.C., its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR ASSOCIATES (STRATA) L.P.

By:	Strata L.L.C., its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

STRATA L.L.C.

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR ASSOCIATES, L.P.

By:	*
	Name:	Henry R. Kravis
	Title:	General Partner

KKR PARTNERS III, L.P. (Series F)

By:	KKR III GP L.L.C., its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR III GP L.L.C.

By:	*
	Name:	Henry R. Kravis
	Title:	Member

KKR EUROPEAN FUND, LIMITED
PARTNERSHIP

By:	KKR Associates Europe, Limited Partnership, its general partner

By:	KKR Europe Limited, its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Director

KKR ASSOCIATES EUROPE, LIMITED
PARTNERSHIP

By:	KKR Europe Limited, its general partner

By:	*
	Name:	Henry R. Kravis
	Title:	Director

KKR EUROPE LIMITED

By:	*
	Name:	Henry R. Kravis
	Title:	Director

*By:	/s/ William J. Janetschek
William J. Janetschek, by power of attorney for all Reporting Persons

February 14, 2006

EXHIBITS

Exhibit 1       Joint Filing Agreement

Exhibit 2       Power of Attorney